UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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Commission File Number 001-16081

HAVAS

(Exact name of Company as specified in its charter)

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2 Allee de Longchamp

92281 Suresnes, France

+33 1 58 47 90 00

(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)

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Ordinary Shares, nominal value €0.40 per share

American Depositary Shares, each representing one Ordinary Share

(Title of each class of securities covered by this Form)

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Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☒ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. Havas (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) when the registration statement on Form F-4 originally filed with the Securities and Exchange Commission on August 9, 2000 became effective.

B. The Company has not filed or submitted any reports under section 13(a) or 15(d) of the Exchange Act or the corresponding Commission rules since the filing of its Form 15 on October 10, 2006. The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

Other than in offerings to its employees on Form S-8, the Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) pursuant to a registration statement on Form F-4 filed on May 1, 2001.

Item 3.	Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its ordinary shares on Euronext Paris SA, which is located in the jurisdiction of the Republic of France. Euronext Paris SA constitutes the primary trading market for the company’s ordinary shares.

B. The Company’s ordinary shares were initially listed on the Euronext Paris SA (previously the Paris Bourse) on October 23, 1982 under the name Eurocom. The Company has maintained a listing of its ordinary shares on Euronext Paris SA for at least the 12 months preceding the filing of this Form.

C. During the 12-month period beginning November 1, 2006 and ending October 31, 2007, 99.93% of trading in the Company’s ordinary shares occurred through Euronext Paris SA.

Item 4.	Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is November 1, 2006 to October 31, 2007.

B. During this 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States and on a worldwide basis was 1,202 and 1,734,523 shares, respectively.

C. For the same 12-month period, the average daily trading volume of the Company’s ordinary shares (including ordinary shares represented by the Company’s ADSs) in the United States represents .07 as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D. The Company’s ordinary shares were delisted from a national securities exchange in the United States on July 3, 2006 in reliance on Rule 17 CFR 240.12d2-(c). Please refer to Item 4.C. for the average daily trading volume of the Company’s ordinary shares in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the relevant 12-month period for the purposes of this Form 15F.

E. The Company terminated a sponsored American depositary receipt facility of its ordinary shares on June 28, 2006. Please refer to Item 4.C. for the average daily trading volume of the Company’s ordinary shares in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the relevant 12-month period for the purposes of this Form 15F.

F. The Company used the sources for trading volume information that it viewed as likely to have reliable information. The Company used Bloomberg as the source of the trading volume information with respect to the American Depositary Shares and NYSE Euronext and Boursorama as the sources of trading volume information with respect to trading on Euronext Paris SA to determine whether it meets the requirements of Rule 12h-6.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. As required by Rule 12h-6(h), the Company published two notices disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on June 21, 2006 and June 27, 2006.

B. Both notices were disseminated by the major newswire services the Company typically uses to publish its press releases and also published by various news services in the United States. In addition, the notices were posted on the Company’s website and were submitted to the Securities and Exchange Commission on Form 6-K on June 30, 2006.

Item 8.	Prior Form 15 Filers

A. The Company filed a Form 15 to terminate the registration of its ordinary shares on October 10, 2006 pursuant to Rules 12g-4 and 12h-3. The Company’s reporting obligations were suspended as of October 10, 2006.

B. See Item 3 and Item 4.

C. Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.havas.com.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Havas has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Havas certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

HAVAS

Dated: December 7, 2007	By:	/s/ Fernando Rodes Vila
	Name:	Fernando Rodes Vila
	Title:	Chief Executive Officer